FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

02 JUL 25 AM 10: 01

FOSTER'S
GROUP
Inspiring Global Enjoyment

02042890

SUPPL

Fosters Brewing Group

PRESS RELEASE

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

dlw 7/29

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On-market**
2	Date Appendix 3C was given to ASX	**9 November 2001**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	-	**2,500,000**
4	Total consideration paid or payable for the shares	-	**$11,326,250**

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: **n.a.** date: **n.a.** lowest price paid: **n.a.** date: **n.a.**	highest price paid: **$4.57** lowest price paid: **$4.50** highest price allowed under rule 7.33: **$4.76**

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**Overall 47,500,000 – however, under the current tranche announced on 23 July 2002: 6,500,000**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been ~~disclosed, or~~ is not contained in, or attached to, this form.

Sign here: ....[signature].......... Date: . 25 July 2002
(~~Director~~/Company secretary)

Print name: ....JOHN HILL..........

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